UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-38201

SECOO HOLDING LIMITED

15/F, Building C, Galaxy SOHO

Chaonei Street, Dongcheng District

Beijing 100000

The People’s Republic of China

+86 10 6588-0135

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                               ☒                                                                                                             Form 40-F                          ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SECOO HOLDING LIMITED

By:	/s/ Richard Rixue Li
Name:	Richard Rixue Li
Title:	Director and Chief Executive Officer

Date:                  March 23, 2018

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EXHIBIT INDEX

Exhibit 99.1	—	Press Release

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